Via Facsimile and U.S. Mail
Mail Stop 4720

February 22, 2010

Christopher O'Kane
Chief Executive Officer
Aspen Insurance Holdings Limited
Maxwell Roberts Building
1 Church Street
Hamilton, Bermuda HM 11

Re: Aspen Insurance Holdings Limited
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the quarterly period ended June 30, 2009
File No. 001-31909

Dear Mr. O'Kane:

We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief